QuickLinks -- Click here to rapidly navigate through this document

Filed Under Rule 424(b)(3) and Rule 424(c)
File No. 333-119224

Prospectus Supplement No. 1
(To Prospectus Dated November 3, 2004)

Offers to Exchange

$225.0 million principal amount of its 8 3/4% senior subordinated dollar notes due 2012, which have been registered under the Securities Act of 1933, for any and all of its outstanding 8 3/4% senior subordinated dollar notes due 2012.

€150.0 million principal amount of its 8 3/4% senior subordinated euro notes due 2012, which have been registered under the Securities Act of 1933, for any and all of its outstanding 8 3/4% senior subordinated euro notes due 2012.

        The information contained in this Prospectus Supplement No. 1 supplements the accompanying Prospectus dated November 3, 2004 of Polypore, Inc. relating to the offer to exchange registered 8 3/4% senior subordinated dollar notes due 2012 for any or all of our outstanding unregistered 8 3/4% senior subordinated dollar notes, and the offer to exchange registered 8 3/4% senior subordinated euro notes due 2012, for any or all of our outstanding 8 3/4% senior subordinated euro notes. This Prospectus Supplement No. 1 should be read in conjunction with the Prospectus, and is qualified by reference to the Prospectus, except to the extent that the information contained herein supercedes the information contained in the Prospectus. All capitalized terms used but not defined in this Prospectus Supplement No. 1 shall have the meanings given them in the Prospectus.

The date of this Prospectus Supplement No. 1 is November 16, 2004

Polypore, Inc.

Condensed consolidated balance sheets

	Post-Transactions	Pre-Transactions
(in thousands)	October 2, 2004	January 3, 2004

	(unaudited)
Assets
Current assets:
Cash and equivalents	$37,299	$20,063
Accounts receivable, net	103,657	89,471
Inventories	54,994	60,941
Prepaid and other	13,160	6,251
Due from related parties	473	5,212

Total current assets	209,583	181,938
Property, plant and equipment, net	485,654	480,602
Intangibles, loan acquisition and other costs, net	244,127	17,735
Goodwill	518,956	32,200
Environmental indemnification receivable	18,368	17,183
Other	989	984

Total assets	$1,477,677	$730,642

Liabilities and shareholders' equity
Current liabilities:
Revolving credit obligations	$—	$10,000
Accounts payable	18,427	20,966
Accrued liabilities	62,278	40,644
Income taxes payable	—	5,769
Current portion of debt	5,519	23,609

Total current liabilities	86,224	100,988
Debt, less current portion	821,232	250,519
Pension and postretirement benefits	38,838	37,209
Post employment benefits	10,029	13,808
Environmental reserve — non-current	21,970	22,661
Deferred income taxes and other	179,886	99,479
Commitments and contingencies
Redeemable preferred stock and cumulative dividends payable	—	16,221
Shareholders' equity:
Common stock	2	2
Paid-in capital	321,514	1,718
Retained earnings (deficit)	(9,562)	124,519
Accumulated other comprehensive income	7,544	63,518

	319,498	189,757

Total liabilities and shareholders' equity	$1,477,677	$730,642

See notes to condensed consolidated financial statements

Polypore, Inc.

Condensed consolidated statements of operations (unaudited)

	Post-Transactions	Pre-Transactions	Post-Transactions	Post-Transactions
(in thousands, except share and per share data)	Three Months Ended October 2, 2004	Three Months Ended September 27, 2003	May 2, 2004 through October 2, 2004	January 4, 2004 through May 1, 2004	Nine Months Ended September 27, 2003

Net sales	$117,496	$108,996	$206,225	$179,273	$319,014
Cost of goods sold	91,833	71,841	149,983	110,084	210,726

Gross profit	25,663	37,155	56,242	69,189	108,288
Selling, general, and administrative expenses	18,871	14,776	31,485	24,895	47,630
Business restructuring	13,581	—	13,581	—	—
In process research and development	—	—	5,280	—	—

Operating income (loss)	(6,789)	22,379	5,896	44,294	60,658
Other (income) expense:
Interest expense, net	13,602	4,596	21,974	6,048	15,214
Foreign currency and other	506	36	876	(951)	549
Unrealized (gain) on derivative instrument	—	(1,109)	—	(1,321)	(1,272)

	14,108	3,523	22,850	3,776	14,491

Income (loss) before income taxes	(20,897)	18,856	(16,954)	40,518	46,167
Income taxes (benefit)	(8,694)	7,543	(7,392)	13,685	18,467

Net income (loss)	(12,203)	11,313	(9,562)	26,833	27,700
Redeemable preferred stock dividends	—	(500)	—	(424)	(918)

Net income (loss) applicable to common stock	$(12,203)	$10,813	$(9,562)	$26,409	$26,782

Net income (loss) per common share-basic and diluted	$(78.69)	$69.72	$(61.66)	$170.29	$172.69
Weighted average shares outstanding	155,086	155,086	155,086	155,086	155,086

See notes to condensed consolidated financial statements

Polypore, Inc.
Condensed consolidated statements of cash flows (unaudited)

	Post-Transactions	Pre-Transactions
(in thousands)	May 2, 2004 through October 2, 2004	January 4, 2004 through May1, 2004	Nine Months Ended September 27, 2003

Operating activities:
Net income (loss)	$(9,562)	$26,833	$27,700
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation expense	10,677	14,409	27,865
Amortization expense	7,287	808	1,999
(Gain) on disposal of property, plant and equipment	—	(1,432)	—
Foreign currency and other	1,022	334	572
Unrealized gain on derivative instrument	—	(1,321)	(1,272)
Deferred income taxes	(7,259)	59	(303)
Business restructuring	13,581	—	—
Changes in operating assets and liabilities:
Accounts receivable	(2,900)	(13,189)	(20,052)
Inventories	24,704	(1,434)	(6,305)
Prepaid and other current assets	(35)	(107)	(311)
Accounts payable and accrued liabilities	(11,009)	4,160	4,294
Other, net	(1,038)	(209)	573

Net cash provided by operating activities	25,468	28,911	34,760
Investing activities:
Purchases of property, plant and equipment	(6,477)	(5,497)	(28,547)
Proceeds from sale of property, plant and equipment	62	1,923	—

Net cash used in investing activities	(6,415)	(3,574)	(28,547)
Financing activities:
Principal payments on debt	(263,315)	(7,923)	(17,128)
Proceeds from debt	821,517	610	—
Borrowings on revolving credit agreement	1,500	—	5,500
Payments on revolving credit agreement	(11,500)	—	—
Loan acquisition costs	(19,755)	(59)	—
Payments made in connection with change in ownership	(867,368)	—	—
Proceeds from equity investment	321,516	—	—

Net cash used in financing activities	(17,405)	(7,372)	(11,628)
Effect of exchange rate changes on cash and cash equivalents	(221)	(2,156)	2,011

Net (decrease) increase in cash and cash equivalents	1,427	15,809	(3,404)
Cash and cash equivalents at beginning of period	35,872	20,063	24,606

Cash and cash equivalents at end of the period	$37,299	$35,872	$21,202

See notes to condensed consolidated financial statements

Polypore, Inc.
Notes to condensed consolidated financial statements
Nine months ended October 2, 2004
(unaudited)

1.    Description of Business and Transactions

Description of Business—Polypore, Inc. (the "Company" or "Polypore"), a wholly-owned subsidiary of Polypore International, Inc. ("Parent" or "Polypore International"), is a leading worldwide manufacturer and marketer of microporous membranes for use in energy storage and separations media applications. The Company has a global presence in the major geographic markets of North America, South America, Western Europe and the Asia-Pacific region.

Change in Ownership—On January 30, 2004, the Company and its shareholders entered into a Stock Purchase Agreement with PP Acquisition Corporation ("PP Acquisition"). On May 13, 2004, the Company and its stockholders consummated the stock purchase agreement with PP Acquisition, pursuant to which PP Acquisition purchased all of the outstanding shares of the Company's capital stock (the "Transactions"). The aggregate purchase price, including acquisition related costs, was approximately $1,150,073,000 in cash. In connection with the Transactions, PP Acquisition obtained a new credit facility with initial borrowings of approximately $414,920,000, issued 8.75% senior subordinated notes with a face amount of $405,915,000 and received equity contributions from its shareholders of $320,385,000. PP Acquisition used the net proceeds from the new credit facility, the issuance of senior subordinated debt and equity contributions to pay the net purchase price to the existing shareholders, repay all outstanding indebtedness under the Company's existing credit facility and pay transaction related fees and expenses. At the time of closing of the acquisition, PP Acquisition merged with and into the Company, with the Company as the surviving corporation.

The acquisition of the Company by PP Acquisition was accounted for as a purchase in conformity with FASB Statement No. 141, Business Combinations ("FAS 141") and FASB Statement No. 142, Goodwill and Other Intangible Assets ("FAS 142"). The total cost of the merger of PP Acquisition with and into the Company has been allocated as a change in basis to the tangible and intangible assets acquired and liabilities assumed based on their respective fair values as of May 13, 2004, the date of the merger. The purchase price allocation is based on preliminary estimates and may be adjusted based on the finalization of independent appraisals and certain accruals to be recorded in connection with the Transactions. The excess of the purchase price over the fair value of the net assets purchased was approximately $518,956,000 and was allocated to goodwill. The goodwill is not deductible for income tax purposes. For accounting purposes, the Transactions were accounted for as if they occurred on the last day of the Company's fiscal month ended May 2, 2004, which is the closest fiscal month end to May 13, 2004, the closing date of the Transactions.

The following table summarizes the purchase price allocation based upon the estimated fair value of the assets acquired and liabilities assumed at the date of acquisition.

(in thousands)

Current assets	$194,747
Property, plant and equipment	479,051
Intangible assets	256,435
Goodwill	518,956
Other assets	18,683

Total assets acquired	1,467,872
Current liabilities	74,754
Debt, less current portion	819,790
Pension, postretirement and post employment benefits	48,356
Deferred income taxes	181,926
Other	22,464

Total liabilities assumed	1,147,290

Net assets acquired	$320,582

The following unaudited pro forma financial data summarizes the results of operations for the three and nine month periods ended October 2, 2004 and September 27, 2003 as if the Transactions had occurred as of the beginning of each individual period. Unaudited pro forma results below are based on historical results of operations and include adjustments for depreciation, amortization and interest expense associated with the Transactions and the related income tax effects of these adjustments. The unaudited pro forma results for the three months ended October 2, 2004 exclude non-recurring costs of $10,015,000 for the sale of inventory that was revalued in purchase accounting for the Transactions. The unaudited pro forma results for the nine months ended October 2, 2004 exclude non-recurring costs of $5,280,000 for the write-off of in process research and development costs and $18,505,000 for the sale of inventory that was revalued in connection with the application of purchase accounting for the Transactions. The pro forma amounts do not necessarily reflect actual results that would have occurred.

	Three Months ended		Nine Months ended
(in thousands, except per share data)	October 2, 2004	September 27, 2003	October 2, 2004	September 27, 2003

Net sales	$117,496	$108,996	$385,498	$319,014
Net income (loss)	$(6,746)	$4,076	$21,558	$9,568
Net income (loss) per common share-basic and diluted	$(43.50)	$26.28	$139.01	$61.69

2.    Basis of Presentation

For purposes of presentation, the accompanying unaudited condensed statements of operations and cash flows for the period from January 4, 2004 through May 1, 2004 and the three and nine months ended September 27, 2003 reflect the operating results and cash flows of the Company prior to the Transactions. The unaudited condensed statement of operations and cash flows for the period May 2, 2004 through October 2, 2004 and the three months ended October 2, 2004 reflect the operating results and cash flows of the Company subsequent to the Transactions.

The accompanying unaudited condensed consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America for interim financial information. Accordingly, the unaudited condensed consolidated financial statements and notes do not contain certain information included in the Company's annual financial statements. In the opinion of management, all normal and recurring adjustments that are considered necessary for a fair presentation have been made. Operating results for the period from January 4, 2004 through May 1, 2004 and the period from May 2, 2004 through October 2, 2004 are not necessarily indicative of the results that may be expected for the fiscal year ended January 1, 2005. The consolidated financial statements should be read in conjunction with the annual audited financial statements for the year ended January 3, 2004.

3.    Inventories

Inventories are carried at the lower of cost or market using the first-in, first-out ("FIFO") method of accounting. For purchase accounting, the value of inventory on hand at May 2, 2004 was increased by $18,505,000 to reflect the fair value of such inventory, less cost to sell. Operating results for the three months ended October 2, 2004 and the period from May 2, 2004 through October 2, 2004 include an increase in cost of goods sold of $10,015,000 and $18,505,000, respectively, representing the write-off of the inventory purchase accounting adjustment as this inventory was sold during these periods.

Inventories consist of the following:

(in thousands)	October 2, 2004	January 3, 2004

Raw materials	$20,635	$20,179
Work-in-process	7,207	9,230
Finished goods	27,152	31,532

Total	$54,994	$60,941

4.    Property, Plant and Equipment

Property, plant and equipment consists of:

(in thousands)	October 2, 2004	January 3, 2004

Cost:
Land	$24,823	$15,005
Buildings and land improvements	105,009	121,194
Machinery and equipment	324,156	449,408
Construction in progress	42,391	29,764

	496,379	615,371
Less accumulated depreciation	(10,725)	(134,769)

	$485,654	$480,602

5.    Intangibles, Loan Acquisition and Other Costs

Intangibles, loan acquisition and other costs are as follows:

	October 2, 2004		January 3, 2004
(in thousands)	Gross Carrying Amount	Accumulated Amortization	Gross Carrying Amount	Accumulated Amortization

Intangible assets subject to amortization:
Supply agreement	$9,070	$792	$19,818	$8,067
Customer relationships	177,505	4,544	—	—
Technology and patents	35,162	1,832	1,165	661
Loan acquisition costs and other	20,613	1,195	12,693	7,213
Intangible assets not subject to amortization:
Trade names	10,140	—	—	—

Total	$252,490	$8,363	$33,676	$15,941

Operating results for the period from May 2, 2004 through October 2, 2004 include a one-time charge for purchased in-process research and development of $5,280,000.

6.    Goodwill

The changes in carrying amount of goodwill are as follows:

(in thousands)

Balance as of January 3, 2003	$32,200
Foreign currency translation adjustment	(748)

Balance as of May 2, 2004	31,452
Purchase accounting adjustment	487,504

Balance as of October 2, 2004	$518,956

Goodwill recorded in purchase accounting will be allocated to segments upon the finalization of independent appraisals and certain accruals to be recorded in connection with the Transactions.

7.    Debt

Debt, in order of priority, consists of:

(in thousands)	October 2, 2004	January 3, 2004

Senior credit facilities:
Revolving credit facility	$—	$10,000
Term loan facilities	413,045	266,645
8.75% senior subordinated notes	408,675	—
Other	5,031	7,483

	826,751	284,128
Less current maturities	5,519	33,609

Long-term debt	$821,232	$250,519

On May 13, 2004, all indebtedness under the Company's former revolving credit facility and term loans was paid. In connection with the Transactions, the Company obtained a new senior secured credit agreement. The new senior secured credit facilities provide for senior secured financing consisting of a $370,000,000 million term loan facility, €36,000,000 term loan facility ($43,420,000 at May 13, 2004, date of the Transactions) and a $90,000,000 revolving loan facility (of which $0 was outstanding at October 2, 2004). The term loans mature in November 2011 and the revolving loan matures in May 2010. Interest rates under the new senior secured credit facilities are, at the Company's option, equal to either an alternate base rate or an adjusted LIBO rate, plus an applicable margin percentage. The applicable margin percentage was initially equal to 1.50% for alternate base rate loans or 2.50% for adjusted LIBO rate revolving loans. On July 31, 2004, the credit agreement was amended. The applicable margin percentage under the amended credit agreement is equal to 1.25% for alternate base rate loans or 2.25% for adjusted LIBO rate loans. The term loans require scheduled quarterly payments of principal at the end of each fiscal quarter beginning on October 2, 2004 in aggregate annual amounts equal to 1% of the original aggregate principal amount of the term loans. The Company's domestic subsidiaries guarantee indebtedness under the credit facility. Substantially all assets of the Company and its domestic subsidiaries and a first priority pledge of 66% of the voting capital stock of its foreign subsidiaries secure indebtedness under the credit facility. The senior secured credit facility is subject to covenants customary for financings of this type, including maximum leverage ratio, minimum interest coverage ratio and limitations on capital spending.

In connection with the Transactions, the Company issued $225,000,000 8.75% senior subordinated dollar notes due 2012 and €150,000,000 ($180,915,000 at May 13, 2004, date of the Transactions) 8.75% senior subordinated euro notes due 2012 (collectively, the "Notes"). The Notes mature on May 15, 2012. Interest on the Notes accrues from the issue date, and the first interest payment is due on November 15, 2004. The Notes are subordinated to all our existing and future senior debt, rank equally with all our other senior subordinated debt and rank senior to all our existing and future subordinated debt. The Company's domestic subsidiaries, subject to certain exceptions, guarantee the Notes.

8.    Pension and Other Postretirement Benefits

The Company and its subsidiaries sponsor multiple defined benefit pension plans, which are primarily located at subsidiaries outside of the U.S., and an other postretirement benefit plan located in the U.S.

The following tables provide the components of net periodic benefit cost:

	Pension Plans
	Post-Transactions	Pre-Transactions	Post-Transactions	Pre-Transactions
(in thousands)	Three Months Ended October 2, 2004	Three Months Ended September 27, 2003	May 2, 2004 through October 2, 2004	January 4, 2004 through May 1, 2004	Nine Months Ended September 27, 2003

Service cost	$453	$456	$755	$604	$1,368
Interest cost	668	652	1,113	891	1,956
Expected return on plan assets	(196)	(217)	(327)	(261)	(651)
Amortization of prior service cost	—	45	—	57	135
Recognized net actuarial loss (gain)	36	68	60	48	204

Net periodic benefit cost	$961	$1,004	$1,601	$1,339	$3,012

	Other Postretirement Benefits
	Post-Transactions	Pre-Transactions	Post-Transactions	Pre-Transactions
(in thousands)	Three Months Ended October 2, 2004	Three Months Ended September 27, 2003	May 2, 2004 through October 2, 2004	January 4, 2004 through May 1, 2004	Nine Months Ended September 27, 2003

Service cost	$7	$—	$12	$9	$—
Interest cost	29	31	48	39	93
Amortization of prior service cost	—	(2)	—	(16)	(6)
Recognized net actuarial loss (gain)	1	(65)	2	1	(195)

Net periodic benefit cost (income)	$37	$(36)	$62	$33	$(108)

9.    Income Taxes

The income tax provision for the interim periods presented is computed at the effective rate expected to be applicable in each respective full year using the statutory rates on a country-by-country basis. The difference between income tax expense using statutory rates and income tax expense reflected in the financial statements is due primarily to the effect of permanent differences related to foreign tax credits and exclusions from taxable income related to export sales.

Polypore, Inc.
Notes to condensed consolidated financial statements
Nine months ended October 2, 2004
(unaudited)

10.    Segment Information

The Company's operations are principally managed on a products basis and are comprised of two reportable segments: energy storage and separations media. The energy storage segment produces and markets membranes that provide the critical function of separating the cathode and anode in a variety of battery markets, including lithium, industrial and transportation applications. The separations media segment produces and markets membranes used as the high technology filtration element in various healthcare and industrial applications.

The Company evaluates the performance of segments and allocates resources to segments based on operating income before interest, income taxes, depreciation and amortization.

Financial information relating to the reportable operating segments is presented below:

	Post-Transactions	Pre-Transactions	Post-Transactions	Pre-Transactions
(in thousands)	Three Months Ended October 2, 2004	Three Months Ended September 27, 2003	May 2, 2004 through October 2, 2004	January 4, 2004 through May 1, 2004	Nine Months Ended September 27, 2003

Net sales to external customers:
Energy storage	$78,608	$74,193	$138,812	$119,436	$207,867
Separations media	38,888	34,803	67,413	59,837	111,147

Total net sales to external customers	$117,496	$108,996	$206,225	$179,273	$319,014

Operating income:
Energy storage	$10,207	$19,350	$16,424	$33,714	$45,279
Separations media	(16,996)	3,029	(10,528)	10,580	15,379

Total operating income	(6,789)	22,379	5,896	44,294	60,658
Reconciling items:
Interest expense	13,602	4,596	21,974	6,048	15,214
Other	506	(1,073)	876	(2,272)	(723)

Total consolidated income (loss) before income taxes	$(20,897)	$18,856	$(16,954)	$40,518	$46,167

Depreciation and amortization:
Energy storage	$6,531	$5,030	$10,869	$7,208	$14,745
Separations media	4,301	5,197	7,095	8,009	15,119

Total depreciation and amortization	$10,832	$10,227	$17,964	$15,217	$29,864

Capital expenditures:
Energy storage	$3,075	$121	$4,759	$3,289	$12,313
Separations media	1,215	3,528	1,718	2,208	16,234

Total capital expenditures	$4,290	$3,649	$6,477	$5,497	$28,547

(in thousands)	October 2, 2004	January 3, 2004

Assets:
Energy storage	$508,342	$343,503
Separations media	412,128	371,662
Corporate assets	557,207	15,477

Total assets	$1,477,677	$730,642

11.    Related Party Transactions

In connection with the Transactions, the Company made payments of $250,000 on behalf of a shareholder of the Parent. During the three months ended October 3, 2004, the Company made payments of $223,000 on behalf of its Parent. The Company expects to collect these amounts in the fourth quarter of 2004.

The Company's corporate headquarters were housed in space leased by a former shareholder of the Company from an affiliate of the former shareholder. A portion of the lease payments and other expenses, primarily insurance and allocated other direct costs, were charged to the Company. Charges from the affiliate were $209,000 and $145,000 for the three months ended October 2, 2004 and September 27, 2003, respectively. Charges from the affiliate were $165,000 and $369,000 for the periods from January 4, 2004 through May 1, 2004 and May 2, 2004 through October 2, 2004, respectively, and $1,914,000 for the nine months ended September 27, 2003.

At January 3, 2004, the Company had amounts due from the affiliate of approximately $5,212,000. The amounts due from the affiliate were paid to the Company in connection with the Transactions described in Note 1.

12.     Comprehensive Income

Comprehensive income is as follows:

	Post-Transactions	Pre-Transactions	Post-Transactions	Pre-Transactions
(in thousands)	Three Months Ended October 2, 2004	Three Months Ended September 27, 2003	May 2, 2004 through October 2, 2004	January 4, 2004 through May 1, 2004	Nine Months Ended September 27, 2003

Net income (loss)	$(12,203)	$11,313	$(9,562)	$26,833	$27,700
Other comprehensive income, primarily foreign currency translation	2,669	(9,909)	7,847	(19,317)	17,893

Comprehensive income (loss)	$(9,534)	$1,404	$(1,715)	$7,516	$45,593

13.    Environmental Matters

The Company accrues for environmental obligations when such expenditures are probable and reasonably estimable. Accruals for estimated losses from environmental obligations are adjusted as further information develops or circumstances change. Costs of future expenditures for environmental obligations are not discounted to their present value. Recoveries of environmental costs from other parties are recognized as assets when their receipt is deemed probable.

In connection with the acquisition of Membrana in 2002, the Company recorded a reserve for environmental obligations that was finalized in 2003. The reserve provides for costs to remediate known environmental issues and operational upgrades which are required in order for the Company to remain in compliance with local regulations. The Company anticipates that expenditures will be completed within the next seven to ten years. The initial estimate and subsequent finalization of the reserve was included in the allocation of purchase price at the date of acquisition.

The Company has indemnification agreements for certain environmental matters from Acordis A.G. ("Acordis") and Akzo Nobel ("Akzo"), the prior owners of Membrana. Akzo originally provided broad environmental protections to Acordis with the right to assign such indemnities to Acordis's successors. Akzo's indemnifications relate to conditions existing prior to December 1999, which is the date that Membrana was sold to Acordis. The Akzo agreement provides indemnification of claims through December 2007, with the indemnification percentage decreasing each year during the coverage period. Through December 2003, Akzo pays 75% of any approved claim. After that, Akzo pays 65% of claims reported through December 2006 and 50% of claims reported through December 2007. Claims indemnified through the Akzo agreement are subject to an aggregate €2,000,000 Euro deductible ($2,449,000 U.S. dollars at October 2, 2004). In addition to the Akzo indemnification, Acordis provides separate indemnification of claims incurred from December 1999 through February 2002, the acquisition date. The Company recorded a non-current receivable, for the estimated recovery from the indemnification agreements.

14.    Business Restructuring

In connection with our continued efforts to manage costs and in response to the decision of one of our customers to outsource its dialyzer production, we are currently evaluating a number of cost reduction measures relating to our separations media segment. Once finalized, these measures are expected to include employee layoffs, the relocation of certain research and development operations formerly conducted in a leased facility in Europe to facilities where the related manufacturing operations are conducted and other cost reductions. The timing and scope of these restructuring measures are subject to change as we further evaluate our business needs and costs. As a first step in these cost reduction efforts, on September 3, 2004, we announced a layoff of approximately 200 employees at our Wuppertal, Germany facility. During the three months ended October 2, 2004, we recorded a charge of €11,014,000 ($13,581,000) as an estimate of the costs associated with the layoff. The Company expects to make payments and realize the cost savings related to the layoffs during fiscal 2005. At October 2, 2004, the reserve for business restructuring costs is included in accrued liabilities. In connection with our customer's outsourcing of its dialyzer production, we also recorded a loss on raw material purchase commitments of $1,788,000 in cost of goods sold during the three months ended October 2, 2004. Finally, in connection with the relocation of our research and development operations, we expect to record a charge to earnings in the third quarter of fiscal 2005. We do not expect to record any impairment to long-lived assets in connection with the relocation.

15.    Subsequent Events

In connection with its senior subordinated notes, the Company has filed a registration statement on Form S-4 with the Securities and Exchange Commission relating to a proposed offer to exchange all of Polypore, Inc.'s outstanding senior subordinated notes for new senior subordinated notes that will be registered pursuant to the Securities Act of 1933, as amended, but will otherwise be subject to the same terms and conditions as the original notes.

On October 29, 2004, the Company refinanced an existing operating lease for manufacturing equipment with a capital lease agreement. The initial capital lease obligation under this agreement is approximately $9,556,000.

16.    Financial Statements of Guarantors

As noted in Note 1, on May 13, 2004, the Company and its stockholders consummated a stock purchase agreement with PP Acquisition, pursuant to which PP Acquisition purchased all the outstanding shares of the Company's capital stock. In connection with the acquisition, the Company obtained borrowings under a new senior secured credit facility and through the issuance of senior subordinated notes, the proceeds of which were used to purchase the Company's capital stock and repay existing indebtedness under the credit agreement.

Payment of the Notes is unconditionally guaranteed, jointly and severally, on a senior basis by certain of the Company's wholly-owned subsidiaries ("Guarantors"). Management has determined that separate complete financial statements of the Guarantors would not be material to users of the financial statements.

The following sets forth condensed consolidating financial statements of the Guarantors and non-Guarantor subsidiaries.

Condensed Consolidating Balance Sheet
As of October 2, 2004

(in thousands)	Combined Guarantor Subsidiaries	Non-Combined Guarantor Subsidiaries	The Company	Reclassifications and Eliminations	Consolidated

Assets
Cash and cash equivalents	$1,687	$22,063	$13,549	$—	$37,299
Accounts receivable, net	42,187	59,950	1,520	—	103,657
Inventories	19,249	35,745	—	—	54,994
Other	4,978	10,903	(2,248)	—	13,633

Total current assets	68,101	128,661	12,821	—	209,583
Due from affiliates	177,721	228,768	300,792	(707,281)	—
Investment in subsidiaries	172,330	242,549	15,554	(430,433)	—
Property, plant and equipment, net	104,792	380,862	—	—	485,654
Other	762	18,681	762,997	—	782,440

Total assets	$523,706	$999,521	$1,092,164	$(1,137,714)	$1,477,677

Liabilities and shareholders' equity
Accounts payable, accrued liabilities and other	$11,065	$54,130	$15,510	$—	$80,705
Current portion of debt	12	1,353	4,154	—	5,519

Total current liabilities	11,077	55,483	19,664	—	86,224
Due to affiliates	306,991	261,522	138,768	(707,281)	—
Debt, less current portion	78	3,588	817,566	—	821,232
Pension and postretirement benefits	1,610	37,228	—	—	38,838
Post employment benefits	—	10,029	—	—	10,029
Environmental reserve — non-current	—	21,970	—	—	21,970
Deferred income taxes and other	3,359	78,160	98,367	—	179,886
Shareholders' equity	200,591	531,541	17,799	(430,433)	319,498

Total liabilities and shareholder's equity	$523,706	$999,521	$1,092,164	$(1,137,714)	$1,477,677

Polypore, Inc.
Notes to condensed consolidated financial statements
Nine months ended October 2, 2004
(unaudited)

16.    Financial Statements of Guarantors (continued)

Condensed Consolidating Balance Sheet
As of January 3, 2004

(in thousands)	Combined Guarantor Subsidiaries	Combined Non-Guarantor Subsidiaries	The Company	Reclassifications and Eliminations	Consolidated

Assets
Cash and cash equivalents	$1,531	$13,762	$4,770	$—	$20,063
Accounts receivable, net	36,826	52,645	—	—	89,471
Inventories	16,586	44,355	—	—	60,941
Other	1,355	4,594	5,514	—	11,463

Total current assets	56,298	115,356	10,284	—	181,938
Due from affiliates	125,042	231,007	317,246	(673,295)	—
Investment in subsidiaries	171,890	225,627	248,512	(646,029)	—
Property, plant and equipment, net	105,565	375,037	—	—	480,602
Other	35,974	26,693	5,435	—	68,102

Total assets	$494,769	$973,720	$581,477	$(1,319,324)	$730,642

Liabilities and shareholders' equity
Revolving credit obligations	$—	$10,000	$—	$—	$10,000
Accounts payable, accrued liabilities and other	10,797	47,445	9,137	—	67,379
Current portion of debt	16	7,015	16,578	—	23,609

Total current liabilities	10,813	64,460	25,715	—	100,988
Due to affiliates	324,035	260,933	88,327	(673,295)	—
Debt, less current portion	78	5,267	245,174	—	250,519
Pension and postretirement benefits	1,648	35,561	—	—	37,209
Post employment benefits	—	13,808	—	—	13,808
Environmental reserve—non-current	—	22,661	—	—	22,661
Deferred income taxes and other	1,325	81,871	16,283	—	99,479
Redeemable preferred stock	—	—	16,221	—	16,221
Shareholders' equity	156,870	489,159	189,757	(646,029)	189,757

Total liabilities and shareholder's equity	$494,769	$973,720	$581,477	$(1,319,324)	$730,642

Condensed Consolidating Statement of Income
For the three months ended October 2, 2004

(in thousands)	Combined Guarantor Subsidiaries	Non- Combined Guarantor Subsidiaries	The Company	Reclassifications and Eliminations	Consolidated

Net sales	$48,031	$69,465	$—	$—	$117,496
Cost of goods sold	30,661	61,172	—	—	91,833

Gross profit	17,370	8,293	—	—	25,663
Selling, general and administrative expenses	10,314	8,557	—	—	18,871
Business restructuring	—	13,581	—	—	13,581

Operating income (loss)	7,056	(13,845)	—	—	(6,789)
Other (income) expense, net	(409)	3,395	11,122	—	14,108
Equity in loss of subsidiaries	—	—	10,790	(10,790)	—

Income (loss) before income taxes	7,465	(17,240)	(21,912)	10,790	(20,897)
Income taxes (benefit)	4,893	(3,878)	(9,709)	—	(8,694)

Net income (loss) applicable to common stock	$2,572	$(13,362)	$(12,203)	$10,790	$(12,203)

Polypore, Inc.
Notes to condensed consolidated financial statements
Nine months ended October 2, 2004
(unaudited)

16. Financial Statements of Guarantors (continued)

Condensed Consolidating Statement of Income
For the three months ended September 27, 2003

(in thousands)	Combined Guarantor Subsidiaries	Combined Non-Guarantor Subsidiaries	The Company	Reclassifications and Eliminations	Consolidated

Net sales	$44,837	$64,159	$—	$—	$108,996
Cost of goods sold	23,502	48,339	—	—	71,841

Gross profit	21,335	15,820	—	—	37,155
Selling, general and administrative expenses	6,609	8,167	—	—	14,776

Operating income	14,726	7,653	—	—	22,379
Other (income) expense, net	(308)	1,228	2,603	—	3,523
Equity in earnings of subsidiaries	—	—	(15,010)	15,010	—

Income before income taxes	15,034	6,425	12,407	(15,010)	18,856
Income taxes	5,347	1,102	1,094	—	7,543

Net income	9,687	5,323	11,313	(15,010)	11,313
Redeemable preferred stock dividends	—	—	(500)	—	(500)

Net income applicable to common stock	$9,687	$5,323	$10,813	$(15,010)	$10,813

Condensed Consolidating Statement of Income
For the Period May 2, 2004 through October 2, 2004

(in thousands)	Combined Guarantor Subsidiaries	Combined Non-Guarantor Subsidiaries	The Company	Reclassifications and Eliminations	Consolidated

Net sales	$86,390	$119,835	$—	$—	$206,225
Cost of goods sold	54,032	95,951	—	—	149,983

Gross profit	32,358	23,884	—	—	56,242
Selling, general and administrative expenses	17,578	13,907	—	—	31,485
Business restructuring	—	13,581	—	—	13,581
In process research and development	5,280	—	—	—	5,280

Operating income (loss)	9,500	(3,604)	—	—	5,896
Other (income) expense, net	(639)	4,144	19,345	—	22,850
Equity in loss of subsidiaries	—	—	2,756	(2,756)	—

Income (loss) before income taxes	10,139	(7,748)	(22,101)	2,756	(16,954)
Income taxes (benefit)	5,941	(794)	(12,539)	—	(7,392)

Net income (loss) applicable to common stock	$4,198	$(6,954)	$(9,562)	$2,756	$(9,562)

Condensed Consolidating Statement of Income
For the period January 4, 2004 through May 1, 2004

(in thousands)	Combined Guarantor Subsidiaries	Combined Non-Guarantor Subsidiaries	The Company	Reclassifications and Eliminations	Consolidated

Net sales	$76,282	$102,991	$—	$—	$179,273
Cost of goods sold	34,714	75,370	—	—	110,084

Gross profit	41,568	27,621	—	—	69,189
Selling, general and administrative expenses	13,105	11,790	—	—	24,895

Operating income	28,463	15,831	—	—	44,294
Other (income) expense, net	(285)	(543)	4,604	—	3,776
Equity in earnings of subsidiaries	—	—	(30,056)	30,056	—

Income before income taxes	28,748	16,374	25,452	(30,056)	40,518
Income taxes (benefit)	9,775	5,291	(1,381)	—	13,685

Net income	18,973	11,083	26,833	(30,056)	26,833
Redeemable preferred stock	—	—	(424)	—	(424)

Net income applicable to common stock	$18,973	$11,083	$26,409	$(30,056)	$26,409

16. Financial Statements of Guarantors (continued)

Condensed Consolidating Statement of Income
For the nine months ended September 27, 2003

(in thousands)	Combined Guarantor Subsidiaries	Combined Non-Guarantor Subsidiaries	The Company	Reclassifications and Eliminations	Consolidated

Net sales	$128,537	$190,477	$—	$—	$319,014
Cost of goods sold	70,424	140,302	—	—	210,726

Gross profit	58,113	50,175	—	—	108,288
Selling, general and administrative expenses	23,659	23,971	—	—	47,630

Operating income	34,454	26,204	—	—	60,658
Other (income) expense, net	(473)	3,346	11,618	—	14,491
Equity in earnings of subsidiaries	—	—	(37,758)	37,758	—

Income before income taxes	34,927	22,858	26,140	(37,758)	46,167
Income taxes (benefit)	13,634	6,393	(1,560)	—	18,467

Net income	21,293	16,465	27,700	(37,758)	27,700
Redeemable preferred stock	—	—	(918)	—	(918)

Net income applicable to common stock	$21,293	$16,465	$26,782	$(37,758)	$26,782

Polypore, Inc.
Notes to condensed consolidated financial statements
Nine months ended October 2, 2004
(unaudited)

16. Financial Statements of Guarantors (continued)

Condensed Consolidating Statement of Cash Flows
For the period May 2, 2004 through October 2, 2004

(in thousands)	Combined Guarantor Subsidiaries	Combined Non-Guarantor Subsidiaries	The Company	Reclassifications and Eliminations	Consolidated

Net cash provided by operating activities	$13,896	$8,187	$—	$3,385	$25,468
Investing activities
Purchases of property, plant and equipment	(3,346)	(3,131)	—	—	(6,477)
Proceeds from sale of property, plant and equipment	—	62	—	—	62

Net cash used in investing activities	(3,346)	(3,069)	—	—	(6,415)
Financing activities
Principal payments on debt	(1,037)	(344)	(261,934)	—	(263,315)
Proceeds from debt	—	682	820,835	—	821,517
Borrowings on the revolving credit agreement	—	—	1,500	—	1,500
Payments on the revolving credit agreement	—	—	(11,500)	—	(11,500)
Loan acquisition costs	—	—	(19,755)	—	(19,755)
Payments made in connection with change in ownership	—	—	(867,368)	—	(867,368)
Proceeds from equity investment	—	—	321,516	—	321,516
Payment of dividends	4,140	(4,140)	—	—	—
Intercompany transactions, net	(27,198)	(3,098)	33,681	(3,385)	—

Net cash provided by (used) in financing activities	(24,095)	(6,900)	16,975	(3,385)	(17,405)
Effect of exchange rate changes on cash and cash equivalents	19	(240)	—	—	(221)

Net increase (decrease) in cash and cash equivalents	(13,526)	(2,022)	16,975	—	1,427
Cash and cash equivalents at beginning of period	11,788	24,084	—	—	35,872

Cash and cash equivalents at end of period of year	$(1,738)	$22,062	$16,975	$—	$37,299

Condensed Consolidating Statement of Cash Flows
For the period January 4, 2004 through May 1, 2004

(in thousands)	Combined Guarantor Subsidiaries	Combined Non-Guarantor Subsidiaries	The Company	Reclassifications and Eliminations	Consolidated

Net cash provided by operating activities	$14,891	$16,640	$—	$(2,620)	$28,911
Investing activities
Purchases of property, plant and equipment	(2,958)	(2,539)	—	—	(5,497)
Proceeds from sale of property, plant and equipment	—	1,923	—	—	1,923

Net cash used in investing	(2,958)	(616)	—	—	(3,574)
Financing activities
Principal payments on debt	—	(3,778)	(4,145)	—	(7,923)
Proceeds from debt	—	610	—	—	610
Loan acquisition costs	—	—	(59)	—	(59)
Intercompany transactions, nets	(6,028)	(141)	3,549	2,620	—

Net cash used in financing activities	(6,028)	(3,309)	(655)	2,620	(7,372)
Effect of exchange rate changes on cash and cash equivalents	237	(2,393)	—	—	(2,156)

Net increase (decrease) in cash and cash equivalents	6,142	10,322	(655)	—	15,809
Cash and cash equivalents at beginning of period	1,531	13,762	4,770	—	20,063

Cash and cash equivalents at end of period	$7,673	$24,084	$4,115	$—	$35,872

Condensed Consolidating Statement of Cash Flows
For the nine months ended September 27, 2003

(in thousands)	Combined Guarantor Subsidiaries	Combined Non-Guarantor Subsidiaries	The Company	Reclassifications and Eliminations	Consolidated

Net cash provided by operating activities	$20,311	$23,193	$(2,594)	$(6,150)	$34,760
Investing activities
Purchase of property, plant and equipment	(13,239)	(15,308)	—	—	(28,547)

Net cash used in investing activities	(13,239)	(15,308)	—	—	(28,547)
Financing activities
Principal payments on debt	—	—	(17,128)	—	(17,128)
Borrowings on revolving credit agreement	—	—	5,500	—	5,500
Intercompany transactions, net	(8,475)	(10,233)	12,558	6,150	—

Net cash provided by (used in) financing activities	(8,475)	(10,233)	930	6,150	(11,628)
Effect of exchange rate changes on cash and cash equivalents	—	2,011	—	—	2,011

Net decrease in cash and cash equivalents	(1,403)	(337)	(1,664)	—	(3,404)
Cash and cash equivalents at beginning of period	3,708	12,456	8,442	—	24,606

Cash and cash equivalents at end of period	$2,305	$12,119	$6,778	$—	$21,202

Management's discussion and analysis of financial condition and results of operations

The following discussions of our financial condition and results of operations should be read together with the "Selected historical consolidated financial information," "Unaudited pro forma consolidated financial information" and our audited consolidated financial statements, unaudited condensed consolidated financial statements and the related notes included in the prospectus.

Results of operations

The information presented below for the pro forma nine months ended October 2, 2004 has been derived by combining the statement of operations for the period from January 4, 2004 through May 1, 2004 with the period from May 2, 2004 through October 2, 2004 and applying the pro forma adjustments for the Transactions. The pro forma results of operations for the nine months ended October 2, 2004 include adjustments for depreciation, amortization and interest expense associated with the Transactions and the related income tax effects of these adjustments. The pro forma results exclude non-recurring costs of $5.3 million for the write-off of in process research and development costs and $18.5 million for the sale of inventory that was revalued in connection with the application of purchase accounting for the Transactions.

The following table sets forth, for the periods indicated, certain historical and pro forma operating data of the Company in amount and as a percentage of net sales:

	Three months ended		Nine months ended
	September 27, 2003	October 2, 2004	September 27, 2003	October 2, 2004(1)

Net sales	$109.0	$117.5	$319.0	$385.5
Gross profit	37.2	25.7	108.3	149.8
Selling, general and administrative	14.8	18.9	47.6	61.2
Business restructuring	—	13.6	—	13.6

Operating income (loss)	22.4	(6.8)	60.7	75.0
Interest expense, net	4.6	13.6	15.2	40.3
Foreign currency and other	—	0.5	0.6	(0.1)
Unrealized (gain) on derivative instrument	(1.1)	—	(1.3)	—

Income before income taxes	18.9	(20.9)	46.2	34.8
Income taxes	7.6	(8.7)	18.5	13.2

Net income	$11.3	$(12.2)	$27.7	$21.6

(1)   Unaudited pro forma financial information as if the Transactions had occurred on January 4, 2004, the first day of the nine month period ending October 2, 2004.

	Three months ended		Nine months ended
	September 27, 2003	October 2, 2004	September 27, 2003	October 2, 2004(1)

Net sales	100.0%	100.0%	100.0%	100.0%
Gross profit	34.1%	21.9%	33.9%	38.9%
Selling, general and administrative	13.6%	16.1%	14.9%	15.9%
Business restructuring	0.0%	11.6%	0.0%	3.5%

Operating income (loss)	20.6%	-5.8%	19.0%	19.5%
Interest expense, net	4.2%	11.6%	4.8%	10.5%
Foreign currency and other	0.0%	0.4%	0.2%	0.0%
Unrealized (gain) on derivative instrument	-1.0%	0.0%	-0.4%	0.0%

Income before income taxes	17.3%	-17.8%	14.5%	9.0%
Income taxes	7.0%	-7.4%	5.8%	3.4%

Net income	10.4%	-10.4%	8.7%	5.6%

(1)   Unaudited pro forma financial information as if the Transactions had occurred on January 4, 2004, the first day of the nine month period ending October 2, 2004.

Three month period ended October 2, 2004 (Successor) with the three month period ended September 27, 2003 (Predecessor)

Net sales.    Net sales for the three month period ended October 2, 2004 were $117.5 million, an increase of $8.5 million, or 7.8%, from the three month period ended September 27, 2003. For the energy storage segment, net sales for the three month period ended October 2, 2004 were $78.6 million, an increase of $4.4 million, or 5.9% from the three month period ended September 27, 2003. The increase in energy storage sales was due to higher volumes of transportation and industrial separators, offset to some extent by a decline in volume of lithium battery separators. Our recent growth in lithium battery separators has exceeded expected long-term market growth rates. While we believe there will be continued long-term growth in the market, we are experiencing a near-term decline in ordering patterns as battery manufacturers, principally in China, decrease the level of inventory they maintain. The increase in energy storage sales includes the positive impact of the dollar/euro exchange rate of $2.1 million. For the separations media segment, net sales for the three month period ended October 2, 2004 were $38.9 million, an increase of $4.1 million, or 11.8%, from the three month period ended September 27, 2003. The increase in separations media segment sales was due primarily to an increase in sales of industrial products to the microelectronic and beverage markets of $1.8 million and the positive impact of the dollar/euro exchange rate of $2.3 million.

Gross Profit.    Gross profit for the three months ended October 2, 2004 was $25.7 million, a decrease of $11.5 million, or 30.9%, from the three month period ended September 27, 2003. Gross profit as a percent of sales for the three months ended October 2, 2004 decreased to 21.9% from 34.1% from the same period in the prior year. Excluding the impact of non-recurring expenses associated with the revaluation of inventory in connection with the application of purchase accounting in connection with the Transactions, gross profit was $35.7 million, or 30.4% of sales for the three months ended October 2, 2004. For the energy storage segment, gross profit for the three months ended October 2, 2004 was $22.0 million, a decrease of $5.3 million, or 19.4%, from the three month period ended September 27, 2003.

Gross profit in the energy storage segment as a percent of sales for the three months ended October 2, 2004 decreased to 28.0% from 36.8% in the same period of the prior year. The decrease was the result of a change in product mix and the non-cash $5.0 million increase in costs of goods sold for the write-off of the inventory purchase accounting adjustment for inventory that was sold during the period. Gross profit was favorably impacted by a decrease in depreciation expense of $2.0 resulting from the purchase price allocation in connection with the Transactions. For the separations media segment, gross profit for the three months ended October 2, 2004 was $3.7 million, a decrease of $6.2 million, or 62.6%, from the three month period ended September 27, 2003. Gross profit in the separations media segment as a percent of sales for the three months ended October 2, 2004 decreased to 9.5% from 28.4% in the same period of the prior year. The decrease was the result of the non-cash $5.0 million increase in costs of goods sold for the write-off of the inventory purchase accounting adjustment for inventory that was sold during the period, $6.2 million of manufacturing variances because costs were not absorbed due to lower production volumes and a $1.8 million loss on an inventory purchase commitment. Gross profit was favorably impacted by a change in product mix and a decrease in depreciation expense of $1.5 million resulting from the purchase price allocation in connection with the Transactions.

Selling, general and administrative expenses.    Selling, general and administrative expenses for the three months ended October 2, 2004 were $18.9 million, an increase of $4.1 million, or 27.7%, from the three month period ended September 27, 2003. The increase is attributable to a $3.8 million increase in amortization resulting from the purchase price allocation in connection with the Transactions, a higher average dollar/euro exchange rate and higher costs to support increased sales.

Business restructuring.    In connection with our continued efforts to manage costs and in response to the decision of one of our customers to outsource its dialyzer production, we are currently evaluating a number of cost reduction measures relating to our separations media segment. Once finalized, these measures are expected to include employee layoffs, the relocation of certain research and development operations formerly conducted in a leased facility in Europe to facilities where the related manufacturing operation are conducted and other cost reductions. The timing and scope of these restructuring measures are subject to change as we further evaluate our business needs and costs. As a first step in these cost reduction efforts, on September 3, 2004, we announced a layoff of approximately 200 employees at our Wuppertal, Germany facility. During the three months ended October 2, 2004, we recorded a charge of $13.6 million as an estimate of the costs associated with the layoff, including legal and other related expenses. The Company expects to make payments and realize the cost savings related to the layoffs during fiscal 2005. At October 2, 2004, the reserve for business restructuring costs is included in accrued liabilities. As discussed above, we incurred additional manufacturing variances in the third quarter and will also incur manufacturing variances in the fourth quarter of fiscal 2004 because the costs of the employees to be laid off will not be absorbed due to lower production volumes. In connection with our customer's outsourcing of its dialyzer production, we also recorded a loss on raw material purchase commitments of $1.8 million in cost of goods sold during the three months ended October 2, 2004. Finally, in connection with the relocation of our research and development operations, we expect to record a charge to earnings in the third quarter of fiscal 2005. We do not expect to record any impairment to long-lived assets in connection with the relocation. The costs of the restructuring (other than the additional manufacturing variances, which will not be known for any quarter until the quarter ends) are expected to be funded from cash generated from operations and, although the exact timing of cash requirements is not yet known, we expect to make payments for the restructuring during fiscal 2005.

Interest expense, net.    Interest expense, net was $13.6 million for the three months ended October 2, 2004, an increase of $9.0 million from the three months ended September 27, 2003. The increase in interest expense is attributable to the increase in senior debt and issuance of the senior subordinated notes in connection with the Transactions on May 13, 2004.

Income taxes, net.    Income tax expense as a percentage of income before income taxes for the three months ended October 2, 2004 was 41.6%, as compared to 40.0% for the three months ended September 27, 2003. Fluctuations in the effective tax rate between periods primarily reflect the effect of changes in permanent differences related to foreign tax credits and exclusions from taxable income related to export sales.

Pro Forma nine month period ended October 2, 2004 compared with the nine month period ended September 27, 2003

Net sales.    Pro forma net sales for the nine month period ended October 2, 2004 were $385.5 million, an increase of $66.5 million, or 20.8%, from the nine month period ended September 27, 2003. For the energy storage segment, pro forma net sales for the nine month period ended October 2, 2004 were $258.2 million, an increase of $50.3 million, or 24.2%, from the nine month period ended September 27, 2003. The increase in energy storage sales was due to higher sales for both the lithium and lead-acid battery markets. Lithium battery separator sales increased by $23.9 million for the nine months ended October 2, 2004, as compared to the nine months ended September 27, 2003, due to the completed expansion of Polypore's manufacturing capacity during fiscal 2003. Polypore's manufacturing capacity was expanded in fiscal 2003 in order to meet the increased demand for lithium battery separators, primarily in China, due to the continued growth in electronic battery applications for cell phones and laptop computers. Lead-acid battery separator sales improved due to an increase in sales volume of $12.6 million associated with market growth, timing of customer orders and increased market share at a key account. Additionally, the positive impact of the dollar/euro exchange rate contributed $10.2 million to sales growth. For the separations media segment, pro forma net sales for the nine month period ended October 2, 2004 were $127.3 million, an increase of $16.2 million, or 14.6%, from the nine month period ended September 27, 2003. The increase in separations media sales was due to higher volume sales of hemodialysis separators, favorable customer and product mix and improved sales for industrial and specialty applications. Additionally, the positive impact of the dollar/euro exchange rate provided $10.0 million in sales growth for the separations media segment.

Gross Profit.    Pro forma gross profit for the nine months ended October 2, 2004 was $149.8 million, an increase of $41.5 million, or 38.3%, from the nine month period ended September 27, 2003. Pro forma gross profit as a percent of sales for the nine months ended October 2, 2004 increased to 38.9% from 33.9% from the same period in the prior year. For the energy storage segment, pro forma gross profit for the nine months ended October 2, 2004 was $102.9 million, an increase of $30.4 million, or 41.9%, from the nine month period ended September 27, 2003. Pro forma gross profit in the energy storage segment as a percent of sales for the nine months ended October 2, 2004 increased to 39.9% from 34.9% in the same period of the prior year. The increase was the result of improved yields and production output of our proprietary trilayer products for lithium battery separators as a result of our recent capacity expansion and a decrease in depreciation expense of $2.7 million resulting from the purchase price allocation in connection with the Transactions. For the separations media segment, pro forma gross profit for the nine months ended October 2, 2004 was $46.9 million, an increase of $11.1 million, or 31.0%, from the nine month period ended September 27, 2003. Pro forma gross profit in the separations media segment as a percent of sales for the nine months ended October 2, 2004 increased to 36.8% from 32.2% in the same period of the prior year. Separations media gross profit increased due to the higher volume sales of hemodialysis separators and a decrease in depreciation expense of $3.2 million resulting from the purchase price allocation in connection with the Transactions.

Selling, general and administrative expenses.    Pro forma selling, general and administrative expenses for the nine months ended October 2, 2004 were $61.2 million, an increase of $13.6 million, or 28.6%, from the nine month period ended September 27, 2003. The increase in SG&A was due primarily to an $11.0 million increase in amortization resulting from the purchase price allocation in connection with the Transactions, a higher average dollar/euro exchange rate and higher costs to support increased sales.

Business restructuring.    In connection with our continued efforts to manage costs and in response to the decision of one of our customers to outsource its dialyzer production, we are currently evaluating a number of cost reduction measures relating to our separations media segment. Once finalized, these measures are expected to include employee layoffs, the relocation of certain research and development operations formerly conducted in a leased facility in Europe to facilities where the related manufacturing operation are conducted and other cost reductions. The timing and scope of these restructuring measures are subject to change as we further evaluate our business needs and costs. As a first step in these cost reduction efforts, on September 3, 2004, we announced a layoff of approximately 200 employees at our Wuppertal, Germany facility. During the three months ended October 2, 2004, we recorded a charge of $13.6 million as an estimate of the costs associated with the layoff, including legal and other related expenses. The Company expects to make payments and realize the cost savings related to the layoffs during fiscal 2005. At October 2, 2004, the reserve for business restructuring costs is included in accrued liabilities. As discussed above, we incurred additional manufacturing variances in the third quarter and will also incur manufacturing variances in the fourth quarter of fiscal 2004 because the costs of the employees to be laid off will not be absorbed due to lower production volumes. In connection with our customer's outsourcing of its dialyzer production, we also recorded a loss on raw material purchase commitments of $1.8 million in cost of goods sold during the three months ended October 2, 2004. Finally, in connection with the relocation of our research and development operations, we expect to record a charge to earnings in the third quarter of fiscal 2005. We do not expect to record any impairment to long-lived assets in connection with the relocation. The costs of the restructuring (other than the additional manufacturing variances, which will not be known for any quarter until the quarter ends) are expected to be funded from cash generated from operations and, although the exact timing of cash requirements is not yet known, we expect to make payments for the restructuring during fiscal 2005.

Interest expense, net.    Pro forma interest expense, net was $40.3 million for the nine months ended October 2, 2004, an increase of $25.1 million from the nine months ended September 27, 2003. The increase in interest expense is attributable to the increase in senior debt and issuance of the senior subordinated notes in connection with the Transactions on May 13, 2004.

Income taxes, net.    Income tax expense as a percentage of income before income taxes for the nine months ended October 2, 2004 was 38.0%, as compared to 40.0% for the nine months ended September 27, 2003.

Liquidity and Capital Resources

Our financing requirements have been funded primarily through cash generated by operating activities and borrowings under our revolving senior credit facility. From time to time, we have also raised additional funds through debt offerings.

The information presented below for the pro forma nine months ended October 2, 2004 has been derived by combining the cash flow activity of the Company for the period from January 4, 2004 through May 1, 2004 with the period from May 2, 2004 through October 2, 2004 and applying the pro forma adjustments for the Transactions.

Operating activities.    Pro forma net cash provided by operations was $54.4 million for the nine months ended October 2, 2004, as compared to $34.8 million for the nine months ended September 27, 2003. For the nine months ended October 2, 2004, the net cash provided by operations consists primarily of pro forma net income before non-cash expenses. During this period, pro forma working capital was stable as increases in accounts receivable were offset by a decrease in inventory and an increase in accrued liabilities. The increase in accounts receivable of approximately $16.1 million and decrease in inventory of $4.8 million, excluding the impact of purchase accounting, was due to a higher level of sales in comparison to the prior year. Accounts payable and accrued liabilities increased $12.2 million due primarily to pro forma accrued interest on the new senior debt and original notes issued in connection with the Transactions and the income tax effect of pro forma adjustments.

Investing activities.    For the nine months ended October 2, 2004, pro forma net cash used in investing activities was $10.0 million, as compared to $28.5 million in the prior year. Capital expenditures for the nine months ended October 2, 2004 were $12.0 million, as compared to $28.5 million from the same period last year that included new production lines for lithium battery separators and synthetic hemodialysis membranes.

Financing activities.    For the nine months ended October 2, 2004, pro forma net cash used in financing activities was $24.8 million, as compared to $11.6 million during the same period last year. In connection with the Transactions, we obtained a new senior secured credit facility with initial borrowings of $414.9 million, issued 8.75% senior subordinated notes of $405.9 million and received equity contributions of $320.4 million. The net proceeds from the new senior secured credit facility, issuance of senior subordinated debt and equity contributions were used to pay the net purchase price to existing shareholders, repay all outstanding indebtedness under our existing credit facility and pay transaction related fees and expenses.

We intend to fund our ongoing operations through cash generated by operations and availability under our senior secured revolving credit facility. As part of the Transactions, we incurred substantial debt under our senior credit facilities and from the issuance of our senior subordinated notes, with interest payments on this indebtedness substantially increasing our liquidity requirements. See "Risk factors—Risks relating to our business."

Our senior credit facilities are comprised of a $370.0 million term loan facility and a €36.0 million term loan facility each due in 2011 and a $90.0 million senior secured revolving credit facility due in 2010 (of which no amounts were outstanding). Our senior secured term facility permits us to incur additional senior secured debt at the option of participating lenders, subject to the satisfaction of certain conditions.

Borrowings under our senior secured credit facilities bear interest at our choice of the Eurodollar rate or adjusted base rate, or "ABR," in each case, plus an applicable margin, subject to adjustment based on a pricing grid. In addition, subject to adjustment if we borrow an additional $50 million, the term loan facility provides for quarterly principal payments of approximately $1.0 million beginning in October 2004 with the balance of the facility to be repaid at maturity in 2011. As of October 2, 2004, our cash interest requirements for the next 12 months are expected to be approximately $52.1 million.

Our senior secured credit facilities require us to meet a minimum interest coverage ratio, a maximum leverage ratio and a maximum capital expenditures limitation. Under our senior secured credit facilities, compliance with the minimum interest coverage ratio and maximum leverage ratio tests is determined based on a calculation of adjusted EBITDA in which certain items are added back to EBITDA.

Adjusted EBITDA is calculated as follows:

	Fiscal Year Ended	Nine Months Ended
			Twelve Months Ended
	January 3, 2004	October 2, 2004 (1)
			October 2, 2004 (2)

Net income	$45.3	$17.3	$34.9
Add:
Depreciation and amortization	38.7	33.2	42.0
Interest expense, net	21.5	28.0	34.3
Provision for income taxes	18.8	6.3	6.6

EBITDA	124.3	84.8	117.8
Add:
Foreign currency (gain) loss	2.6	1.4	3.4
Unrealized hedging gain (3)	(2.3)	(1.3)	(2.3)
Salary and bonus paid to former officers (4)	5.5	0.4	2.0
Inventory purchase accounting adjustments (5)	—	18.5	18.5
In-process research and development (6)	—	5.3	5.3
Transaction costs (7)	0.6	1.1	1.7
Operating lease payments on leases to be refinanced (8)	—	3.2	3.9
Business restructuring (9)	—	15.4	15.4
(Gain) loss on disposal of property, plant, and equipment	0.2	(1.4)	(1.2)

Adjusted EBITDA	$130.9	$127.4	$164.5

(1)
Statement of operations data presented for the nine months ended October 2, 2004 represents the combination of historical results for the periods from January 4, 2004 through May 1, 2004 and May 2, 2004 through October 2, 2004.

(2)
Statement of operations data presented for the twelve months ended October 2, 2004 represents the combination of historical results for the three months ended January 3, 2004 and the periods from January 4, 2004 through May 1, 2004 and May 2, 2004 through October 2, 2004.

(3)
Represents the non-cash hedging gain for changes in the fair value of the derivative instruments used by the Company to manage interest rate risk as required by the Company's former credit agreement.

(4)
Represents the salary and bonus for former owners who are not involved with the Company subsequent to the Transactions.

(5)
Represents the write-off of the inventory purchase accounting adjustment for inventory that was sold during the period.

(6)
Represents the one-time charge for purchased in-process research and development.

(7)
Represents non-recurring costs incurred in connection with the Transactions.

(8)
Represents payments under two operating lease agreements that the Company intends to refinance. On October 29, 2004, the Company refinanced one of the operating leases through a capital lease agreement. The Company intends to terminate the other operating lease and purchase the equipment from the lessor.

(9)
Represents one-time business restructuring costs, including estimated costs of employee layoffs and loss on an inventory purchase commitment which is included in cost of goods sold.

In addition, the senior secured credit facilities contain certain restrictive covenants which, among other things, limit the incurrence of additional indebtedness, investments, dividends, transactions with affiliates, asset sales, acquisitions, mergers and consolidations, prepayments of other indebtedness, liens and encumbrances and other matters customarily restricted in such agreements. The facilities also contain certain customary events of defaults, subject to grace periods, as appropriate.

Future principal debt payments are expected to be paid out of cash flows from operations, borrowings on our new revolving credit facility and future refinancing of our debt.

We believe we have sufficient liquidity to meet our cash requirements over both the short (next twelve months) and long term (in relation to our debt service requirements). In evaluating the sufficiency of our liquidity for both the shorter and longer term, we considered the expected cash flow to be generated by our operations and the available borrowings under our senior secured credit facilities compared to our anticipated cash requirements for debt service, working capital, cash taxes, and capital expenditures as well as funding requirements for long-term liabilities. However, our ability to make scheduled payments of principal of, to pay interest on or to refinance our indebtedness and to satisfy our other debt obligations will depend upon our future operating performance, which will be affected by general economic, financial, competitive, legislative, regulatory, business and other factors beyond our control.

Our senior subordinated notes will mature in 2012 and are guaranteed by most of our existing and future domestic restricted subsidiaries, subject to certain exceptions. Except under certain circumstances, such notes do not require principal payments prior to their maturity in 2012. Interest on the senior subordinated notes will be payable semi-annually in cash. The senior subordinated notes contain customary covenants and events of default, including covenants that limit our ability to incur debt, pay dividends and make investments.

We expect to spend an aggregate of approximately $21.5 million for capital expenditures in fiscal 2004. We believe that annual capital expenditure limitations imposed by our senior credit facilities will not significantly inhibit us from meeting our ongoing capital expenditure needs.

We anticipate that our operating cash flow, together with borrowings under the revolving credit facility, will be sufficient to meet our anticipated future operating expenses, capital expenditures and debt service obligations as they become due for at least the next twelve months. However, our ability to make scheduled payments of principal of, to pay interest on or to refinance our indebtedness and to satisfy our other debt obligations will depend upon our future operating performance, which will be affected by general economic, financial, competitive, legislative, regulatory, business and other factors beyond our control.

From time to time, we may explore additional financing methods and other means to lower our cost of capital, which could include stock issuance or debt financing and the application of the proceeds therefrom to the repayment of bank debt or other indebtedness. In addition, in connection with any future acquisitions, we may require additional funding which may be provided in the form of additional debt or equity financing or a combination thereof. There can be no assurance that any additional financing will be available to us on acceptable terms.

Quantitative and qualitative disclosures about market risk

We are exposed to various market risks, which are potential losses arising from adverse changes in market rates and prices, such as interest rates and foreign exchange fluctuations. We do not enter into derivatives or other financial instruments for trading or speculative purposes.

Interest rate risk

At October 2, 2004, we had fixed rate debt of approximately $408.7 million and variable rate debt of approximately $418.1 million. The pre-tax earnings and cash flow impact resulting from a 100 basis point increase in interest rates on variable rate debt, holding other variables constant and excluding the impact of hedging agreements described below, would be approximately $4.1 million per year. We currently are not a party to any interest rate hedging arrangements. Our hedging arrangements were terminated in connection with the closing of the Transactions. We may decide in the future to enter into interest rate hedging arrangements.

Prior to the closing of the Transactions, we used an interest rate swap as required by our then existing senior credit facility to reduce the risk of interest rate volatility. In March 2000, we entered into an interest rate hedge agreement with a major U.S. bank as required under our then existing credit facilities. The hedge agreement contained a collar that provided a ceiling and a floor interest rate above or below which the interest rate on the hedged portion of the term debt would not vary. Upon adoption of FAS 133, we determined the interest rate hedge agreement did not qualify for hedge accounting as defined in FAS 133. Accordingly, the fair value of the financial instrument was recorded in the financial statements and subsequent changes in fair value were recorded in earnings in the period of change. At December 28, 2002, the fair value of the interest rate hedge agreement was approximately $7.6 million and was included in accrued liabilities. During 2001 and 2002, the three month LIBO rate fell below the floor rate in the collar agreement and we made payments to the bank of approximately $1.1 million and $2.6 million, respectively.

On December 31, 2002, the interest rate hedge agreement expired and the bank exercised its option to enter into a swap agreement. The swap agreement effectively converted the variable interest rate on $57.2 million of the term debt to a fixed rate of 6.55%. The swap agreement did not qualify for hedge accounting treatment as defined in FAS 133. Accordingly, the fair value of the financial instrument was recorded as a liability and subsequent changes in fair value were recorded in earnings in the period of change. At January 3, 2004, the fair value of the swap agreement was approximately $5.4 million and was included in accrued liabilities. During the first six months of 2004 (prior to the Transactions) and fiscal year 2003, Polypore made payments to the bank of $0.9 million and $0.6 million, respectively, representing the difference between the fixed interest rate on the swap and the variable interest rate paid on the debt.

Use of hedging contracts would allow us to reduce our overall exposure to interest rate changes, since gains and losses on these contracts will offset losses and gains on the transactions being hedged. We formally document all hedged transactions and hedging instruments, and assess, both at inception of the contract and on an ongoing basis, whether the hedging instruments are effective in offsetting changes in cash flows of the hedged transaction. The fair values of the interest rate agreements are estimated by obtaining quotes from brokers and are the estimated amounts that we would receive or pay to terminate the agreements at the reporting date, taking into consideration current interest rates and the current creditworthiness of the counterparties.

Currency risk

Outside of the United States, we maintain assets and operations in Europe and, to a much lesser extent, Asia. The results of operations and financial position of our foreign operations are principally measured in their respective currency and translated into U.S. dollars. As a result, exposure to foreign currency gains and losses exists. The reported income of these subsidiaries will be higher or lower depending on a weakening or strengthening of the U.S. dollar against the respective foreign currency. Our subsidiaries and affiliates also purchase and sell products and services in various currencies. As a result, we may be exposed to cost increases relative to the local currencies in the markets in which we sell. Because a different percentage of our revenues are in foreign currency than our costs, a change in the relative value of the U.S. dollar could have a disproportionate impact on our revenues compared to our cost, which could impact our margins.

A portion of our assets are based in our foreign locations and are translated into U.S. dollars at foreign currency exchange rates in effect as of the end of each period, with the effect of such translation reflected in other comprehensive income (loss). Accordingly, our consolidated shareholders' equity will fluctuate depending upon the weakening or strengthening of the U.S. dollar against the respective foreign currency, primarily the euro. The dollar/euro exchange rates used in our financial statements for the periods ended as set forth below were as follows:

	Nine months ended
	September 27, 2003	October 2, 2004

Period end rate	1.1212	1.2245
Period average rate	1.1403	1.2238

Our strategy for management of currency risk relies primarily on conducting our operations in a country's respective currency and may, from time to time, involve currency derivatives. As of October 2, 2004, we did not have any foreign currency derivatives outstanding.

QuickLinks

Offers to Exchange
Polypore, Inc. Condensed consolidated balance sheets
Polypore, Inc. Condensed consolidated statements of operations (unaudited)
Polypore, Inc. Notes to condensed consolidated financial statements Nine months ended October 2, 2004 (unaudited)
Condensed Consolidating Statement of Income For the three months ended September 27, 2003
Condensed Consolidating Statement of Income For the Period May 2, 2004 through October 2, 2004
Condensed Consolidating Statement of Income For the period January 4, 2004 through May 1, 2004
Condensed Consolidating Statement of Income For the nine months ended September 27, 2003
Management's discussion and analysis of financial condition and results of operations